--------------------------------------------------------------------------------
SEC       POTENTIAL  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (2-  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)       DISPLAYS  A  CURRENTLY  VALID  OMB  CONTROL  NUMBER.
--------------------------------------------------------------------------------

                                                            OMB APPROVAL
                                                    OMB Number:        3235-0145
                                                    Expires:    October 31, 2002
                   UNITED STATES                    Estimated   average   burden
         SECURITIES AND EXCHANGE COMMISSION         hours per response. . . 14.9
             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    6     )*
                                         ----------

                              Century Casinos, Inc.

--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   156 492 100

--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                Dan Edwards, Esq.
                         128 S. Tejon Street, Suite 310
                           Colorado Springs, CO 80903
                                 (719) 634-6620

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000

--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the  following  box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. . . .156 492 100. . . . . . . . . . . . . .

--------------------------------------------------------------------------------

     1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          . . . . . . .Peter Hoetzinger. . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group  (See  Instructions)
          (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
          (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     3    Sec  Use  Only. . . . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     4    Source  of  Funds  (See  Instructions). . . . . N/A. . . . . . . . . .
--------------------------------------------------------------------------------
     5.   Check if  Disclosure of Legal  Proceedings  Is  Required  Pursuant  to
          Items 2(d) or 2(e). . . . . . . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     6    Citizenship  Or  Place  Of  Organization . . . . Austria . . . . . . .
--------------------------------------------------------------------------------
                7     Sole  Voting  Power. . . .  918,000. . . . . . . . . . . .

Number  Of      ----------------------------------------------------------------
Shares          8     Shared  Voting  Power. . . .143,728. . . . . . . . . . ..
Beneficially
Owned  By       ----------------------------------------------------------------
Each            9     Sole  Dispositive  Power. . 918,000 . . . . . . . . . . .
Reporting
Person  With    ----------------------------------------------------------------
                10    Shared  Dispositive  Power. 143,728 . . . . . . . . . . .

--------------------------------------------------------------------------------
     11   Aggregate Amount Beneficially Owned By Each Reporting Person 1,061,728
--------------------------------------------------------------------------------
     12   Check  Box  If  The  Aggregate  Amount  In  Row  (9) Excludes Certain
          Shares    (See  Instructions). . . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
     13   Percent  Of  Class  Represented  By  Amount  In  Row  9
          7.2%
--------------------------------------------------------------------------------
     14 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           . . . . .IN . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

           . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

--------------------------------------------------------------------------------

Items  #2(a)  and  #2(b)  are  hereby  amended  as  follows:

   2. (a) Peter Hoetzinger. The initial filing and four subsequent amendments were filed on behalf of a group. This amendment six to Schedule 13D is being filed on behalf of Peter Hoetzinger as an individual only.

   2.  (b)  Business  address:  200  E. Bennett Avenue, Cripple Creek, Colorado,
       80813.


Item  #5  is  hereby  amended  as  follows:

   5. On December 29, 2000 Mr. Hoetzinger transferred the ownership of 143,728 shares of Century Casinos, Inc. common stock into the Peter Hoetzinger Familienprivatstiftung (which, translated into English, means the Peter Hoetzinger Family Trust - the "Trust"). Voting power and dispositive power of the shares in the Trust is shared between the three independent managers and the Advisory Committee of the Trust.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2001
--------------------------------------------------------------------------------
Date

/s/  Peter Hoetzinger
--------------------------------------------------------------------------------
Signature

Peter Hoetzinger / President & Vice Chairman
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)